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Exhibit (a)(1)(D)

        Offer to Purchase for Cash
by
EMCORE CORPORATION
of
Up to $45,000,000 of Shares of Its Common Stock
at a Purchase Price Not Greater than $6.75 per Share
nor Less than $6.25 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 15, 2015, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE, AS MAY BE EXTENDED, THE "EXPIRATION TIME").

May 15, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        EMCORE Corporation, a New Jersey corporation ("EMCORE"), has appointed us to act as Dealer Manager in connection with its offer to purchase shares of its common stock, no par value per share (the "Shares"), for cash up to an aggregate purchase price of $45 million. EMCORE will purchase Shares at a price not greater than $6.75 nor less than $6.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2015 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal", which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

        EMCORE will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. EMCORE will select the lowest purchase price, not greater than $6.75 per Share nor less than $6.25 per Share, that will allow it to purchase Shares having an aggregate purchase price of $45 million, or a lower aggregate purchase price depending on the number of Shares properly tendered and not properly withdrawn (such purchase price, the "Final Purchase Price"). If, based on the Final Purchase Price, Shares having an aggregate purchase price of less than $45 million are properly tendered and not properly withdrawn, EMCORE will buy all Shares properly tendered and not properly withdrawn, subject to the terms and conditions of the Offer. All Shares properly tendered prior to the Expiration Time at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Shares, even if there is a delay in making such payment. All Shares acquired in the Offer will be acquired at the Final Purchase Price. EMCORE reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the aggregate purchase price payable for Shares sought in the Offer, subject to applicable law. EMCORE may increase the aggregate purchase price payable for Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer.

        EMCORE reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

        Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate purchase price in excess of $45 million (or such greater aggregate purchase price as EMCORE may elect, subject to applicable law) have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the Expiration Time, EMCORE will purchase such Shares in the following order of priority: (i) EMCORE will purchase all Shares properly tendered and not properly withdrawn by any holder of an "odd lot" of less than 100 Shares who tenders all Shares owned beneficially or of record by such odd lot holder at a price at or below the Final Purchase Price (tenders of less than all of the Shares owned by such odd lot holder will not qualify for this preference) and who completes the section captioned "Odd Lots" in the Letter of Transmittal; (ii) after the purchase of all of the Shares properly tendered at or below the Final Purchase Price and not properly withdrawn by odd lot holders, EMCORE will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis (excluding Shares subject to conditional tenders for which the condition was not initially satisfied) with appropriate adjustment to avoid purchases of fractional Shares; and (iii) only if necessary to permit EMCORE to purchase Shares having an aggregate purchase price of $45 million (or such greater aggregate purchase price as EMCORE may elect, subject to applicable law), EMCORE will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for their Shares to be purchased by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that fewer than all Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though such Shares were tendered at prices at or below the Final Purchase Price. Shares tendered at prices greater than the Final Purchase Price and Shares not purchased because of proration or conditional tenders will be returned to the tendering shareholders at EMCORE's expense promptly after the Expiration Time. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

        The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

        EMCORE's directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. Mr. Becker has informed the Company that Becker Drapkin Management, L.P. intends to tender an amount of Shares during the Offer that will result in its percentage ownership of the Company following the Expiration Date of the Offer remaining substantially equivalent to its percentage ownership of the Company immediately preceding the Offer. Mr. Bogomolny and Mr. Domenik have informed the Company that they each intend to tender a portion of the Shares beneficially owned by them. EMCORE's remaining directors and executive officers have advised the Company that they do not currently intend to tender Shares in the Offer. The equity ownership of EMCORE's directors, executive officers and affiliates who do not tender their Shares in the Offer will proportionately increase as a percentage of EMCORE's outstanding common stock following the consummation of the Offer. See Section 11 of the Offer to Purchase.

        For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

          3.     A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          4.     Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients' Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

          5.     A return envelope addressed to American Stock Transfer & Trust Company, LLC, as Depositary for the Offer.

        YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 15, 2015, UNLESS THE OFFER IS EXTENDED.

        For Shares to be tendered properly pursuant to the Offer, the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent's Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 P.M., New York City time, on Monday, June 15, 2015 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, or the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

        EMCORE will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent, as described in Section 16 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. EMCORE will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer to Purchase, the Letter of Transmittal and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, trust company or other nominee has been authorized to act as the agent of EMCORE, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. EMCORE will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

        Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or (212) 929-5500 (collect).

Very truly yours,

B. Riley & Co., LLC

Enclosures

        NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF EMCORE, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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  Exhibit (a)(1)(D)